Cann American Corp.

320 Santana Dr #C
Cloverdale, CA 95425

January 31, 2020

Anuja A. Majmudar

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, DC 20549

Cann American Corp.

Dear Attorney Majmudar:

Kindly be advised that Cann American Corp. (the "Company") requests that its Regulation A offering be qualified on Monday, February 3, 2020 at 12 Noon.

The State of Colorado will register once you qualify us.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely

/s/ Jason Black

Jason Black

President/CEO